UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 8, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Codorus Valley Bancorp, Inc.

File No. 0-15536 - CF #33681

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       Codorus Valley Bancorp, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K/A on March 10, 2016.

       Based on representations by Codorus Valley Bancorp, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.23   through December 31, 2016

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       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Brent J. Fields
                    Secretary